Filed pursuant to Rule 253(g)(4)

File No. 024-10662

Offering Circular Supplement No. 1

(to the Post-Qualification Offering Circular

Amendment No. 1 dated March 27, 2017)

Myomo, Inc.

2,000,000 SHARES OF COMMON STOCK

Dated: April 10, 2017

This Supplement No. 1 to the Post-Qualification Offering Circular Amendment No. 1 (this “Supplement”) supplements the offering circular of Myomo Inc. (the “Company,” “we,” “us,” or “our”) dated March 27, 2017 and filed by us with the Securities and Exchange Commission on March 28, 2017 (as further amended or supplemented from time to time, the “Offering Circular”), which amended the Offering Circular as qualified on March 10, 2017, relating to the offer and sale by us of up to 2,000,000 shares of our common stock (the “Common Stock”) at an offering price per share equal to $7.50, for an offering amount of $15,000,000 (the “Offering”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to revise the number of authorized shares of Common Stock and Preferred Stock immediately following the closing of the Offering.

The revisions change (i) the number of shares of Common Stock that will be authorized immediately following the closing of the Offering to 100,000,000; and (ii) the number of shares of Preferred Stock that will be authorized immediately following the closing of the Offering to 25,000,000. No other terms of the Offering Circular have been altered. These changes correct inadvertent drafting errors in the Offering Circular.

As a result of these changes, the section under the heading “Description of Securities” included on pages 72 to 77 of the Offering Circular is replaced in its entirety, as follows:

Description of Securities

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the closing of this Offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this Offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in “Description of Securities,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are or will be included as exhibits to the Offering Statement relating to this Offering Circular, and to the applicable provisions of Delaware law. Immediately following the closing of this Offering, our authorized capital stock will consist of 100,000,000 shares of Common Stock, $0.0001 par value per share, and 25,000,000 shares of Preferred Stock, $0.0001 par value per share.

Common Stock

As of December 31, 2016, we had 1,124,080 shares of Common Stock outstanding held by 84 stockholders of record. As of December 31, 2016, 2,622,187 are reserved for issuance in connection with the conversion of Series A-1 Preferred Stock and Series B-1 Preferred Stock and 246,344 shares are reserved for issuance upon the exercise of stock options under the 2004 Stock Option and Incentive Plan and the 2014 Stock Option and Grant Plan (collectively, the “Stock Plans”). Upon the closing of this Offering, all shares of Convertible Preferred Stock will convert into 2,622,187 shares of our Common Stock.

Voting Rights

The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any Preferred Stock we may issue may be entitled to elect.

Dividends

Subject to limitations under Delaware law and preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably those dividends, if any, as may be declared by our Board of Directors out of legally available funds.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any Preferred Stock then outstanding.

Rights and Preferences

Holders of Common Stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the Common Stock.

Fully Paid and Non-assessable

All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and non-assessable.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is VStock Transfer, LLC.

Preferred Stock

Immediately prior to the consummation of this Offering, all outstanding shares of our Convertible Preferred Stock will be converted into shares of our Common Stock. Immediately after the consummation of this Offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of Convertible Preferred Stock. Upon the consummation of this Offering, our Board of Directors will have the authority, without further action by our stockholders, to issue up to 25,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of Common Stock. The issuance of our Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this Offering, no shares of Preferred Stock will be outstanding, and we have no present plans to issue any shares of Preferred Stock.

Warrants

Upon the closing of this Offering, the following shares will be issuable upon the exercise of warrants:

●	10,781 shares issuable upon the exercise of warrants, with a weighted-average exercise price of approximately $3.5136 per share;

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●	710,200 shares issuable upon the exercise of warrants, based on the price per share in the Offering;

●	100,000 shares issuable upon exercise of the warrants to be issued to the Selling Agent, or its designated affiliates, in connection with this Offering.

Registration rights

Upon the closing of this Offering, the holders of our Common Stock, including shares issuable upon the conversion of our Convertible Preferred Stock and warrants or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of the Investor Rights Agreement between us and the holders of these shares, and include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand registration rights

Upon the closing of this Offering, the holders of 2,622,187 shares of our Common Stock issued upon the conversion of our Convertible Preferred Stock or their permitted transferees, are entitled to demand registration rights. Under the terms of the Investor Rights Agreement, we will be required, upon the written request of holders of a majority of the then-outstanding shares of Registrable Securities, as such term is defined in the Investor Rights Agreement, requesting registration of Registrable Securities having an anticipated net aggregate Offering price of at least $10 million, to effect the registration of such shares for public resale. We are required to effect only two registrations pursuant to this provision of the Investor Rights Agreement. A demand for registration may not be made until 180 days after the closing of this Offering.

Form S-3 registration rights

If at any time we become entitled under the Securities Act to register our shares on Form S-3 and the holders of at least 20% of the then-outstanding Registrable Securities request in writing that we register their shares for public resale on Form S-3 with an aggregate price to the public of the shares to be registered, net of underwriting discounts and commissions, of at least $2.5 million, we will be required to effect such registration; provided, however, that if our Board of Directors determines, in good faith, that such registration would be materially interfere with a significant acquisition, corporate reorganization or similar transaction, require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential, or render us unable to comply with the requirements under the Securities Act or the Exchange Act, we may defer the registration for up to 90 days. We are only obligated to effect up to two registrations on Form S-3 within any twelve-month period.

Piggyback registration rights

Upon the closing of this Offering, the holders of 2,622,187 shares of our Common Stock issued upon the conversion of our Convertible Preferred Stock or their permitted transferees, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters believe that including these shares would adversely affect the offering.

Indemnification

Our Investor Rights Agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Termination of registration rights

The registration rights granted under the Investor Rights Agreement will terminate on the fifth anniversary of the closing of this Offering or, as to any holder of Registrable Securities, such earlier time after this Offering at which such holder can sell all shares held by it in compliance with Rule 144.

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Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law, our Certificate of Incorporation and our Bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Classified Board

Our Certificate of Incorporation and our Bylaws will provide that our Board of Directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our Certificate of Incorporation and our Bylaws will also provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board of Directors. Upon the closing of this Offering, we expect that our Board of Directors will have five members.

Undesignated Preferred Stock

The ability of our Board of Directors, without action by the stockholders, to issue up to 25,000,000 shares of undesignated Preferred Stock with voting or other rights or preferences as designated by our Board of Directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Appointment and Removal of Directors

Our Certificate of Incorporation and our Bylaws will provide that the number of directors constituting our Board of Directors is set only by resolution adopted by a majority vote of our entire Board of Directors. These provisions restricting the filling of vacancies will prevent a stockholder from increasing the size of our Board of Directors and gaining control of our Board of Directors by filling the resulting vacancies with its own nominees. In addition, our Certificate of Incorporation and our Bylaws will provide that no member of our Board of Directors may be removed from office by our stockholders with cause and, in addition to any other vote required by law, upon the approval of not less than 75% of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Advance Notice Procedures

Our Certificate of Incorporation and our Bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although our Bylaws will not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors. A Delaware corporation may "opt out" of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

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Amendment of Charter Provisions

The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless either a corporation's certificate of incorporation or bylaws requires a greater percentage. A majority vote of our Board of Directors or the affirmative vote of holders of at least 75% of the total votes of our outstanding shares of capital stock entitled to vote with respect thereto, voting together as a single class, will be required to amend, alter, change or repeal the bylaws. In addition, the affirmative vote of the holders of at least 66 2/3% of the total votes of our outstanding shares of capital stock entitled to vote with respect thereto, voting together as a single class, will be required to amend, alter, change or repeal, or to adopt any provisions inconsistent with, any of the provisions in our certificate of incorporation relating to amendments to our certificate of incorporation and bylaws and as described under "Action by written consent; special meetings of stockholders", "Classified board" and "Removal of directors" above. This requirement of a supermajority vote to approve amendments to our Bylaws and Certificate of Incorporation could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares

Our authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of a majority of our Common Stock by means of a proxy contest, tender offer, merger or otherwise.

The provisions of Delaware law, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the Description of Securities described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

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